EXHIBIT 99.1

Brookfield Renewable Announces Strong First Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, May 06, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable” or "BEP") today reported financial results for the three months ended March 31, 2020.

“We are currently in the midst of an unprecedented global health and financial crisis,” said Sachin Shah, CEO of Brookfield Renewable. “In spite of the significant market volatility and a potentially deep recession, our operations remain resilient, our earnings are expected to be stable, and our financial position, which allows us to pursue growth, is in excellent shape.”

Financial Results

For the period ended March 31
Millions (except per unit or otherwise noted)	Three months ended March 31
Unaudited	2020	2019
Total generation (GWh)
– Long-term average generation	14,151	13,493
– Actual generation	14,264	14,125
Brookfield Renewable's share
– Long-term average generation	6,717	6,698
– Actual generation	7,164	7,246
Funds From Operations (FFO)(1)	$217	$227
Per Unit(1)(2)	0.70	0.73
Normalized Funds From Operations (FFO)(1)	212	201
Per Unit(1)	0.68	0.65
Net Income Attributable to Unitholders	18	43
Per Unit(2)	0.06	0.14

(1)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	For the three months ended March 31, 2020, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.3 million (2019: 311.1 million). The actual units outstanding at March 31, 2020 were 311.3 million (2019: 311.1 million).

Brookfield Renewable reported FFO of $217 million for the three months ended March 31, 2020, or $212 million on a normalized basis ($0.68 per unit), a 5% increase from the prior year. After deducting non-cash depreciation, our net income attributable to unitholders for the three months ended March 31, 2020 was $18 million or $0.06 per unit. These results were supported by strong asset availability and execution on our key operating initiatives.

Highlights

  Delivered FFO of $217 million or $0.68 per unit on a normalized basis, a 5% increase over the prior year;
  Agreed to merge our subsidiary, TerraForm Power ("TERP"), into Brookfield Renewable, on an all stock basis; and
  Maintained robust total available liquidity of over $3 billion, and raised $1.4 billion from investment grade financings, including $450 million in corporate green financings, and $94 million of proceeds through capital recycling initiatives ($29 million net to BEP)

Results from Operations

During the first quarter, we generated FFO of $217 million, or $0.70 per unit, reflecting solid performance, as our operations benefited from strong underlying asset availability and resource, and growth and efficiency initiatives. On a normalized basis, our results are up 5% over last year.

Our business continues to benefit from our growing and diverse generation portfolio, limited off-taker concentration risk, and a strong contract profile. During the quarter, overall generation was slightly ahead of long-term average as we continue to benefit from the diversity of our fleet. Our focus over the last decade has been to diversify the business which, over the long-term, mitigates exposure to water, wind and sun, regional or market disruptions, and potential credit events.

For example, with over 600 counterparties, we have a diversified high-quality customer base comprised primarily of public power authorities and utilities that is insulated from single counterparty risk. Our single largest non-government third-party customer represents 2% of generation, providing strong downside protection and safeguarding our cash flows. Furthermore, our cash flows are long duration, with a weighted-average remaining contract length of 14 years. The portfolio is largely contracted, with 95% of total generation contracted in 2020, meaning our business does not have meaningful exposure to short-term price declines from slowing economic activity or lower power demand.

During the quarter, our hydroelectric segment delivered FFO of $222 million. Our storage segment performed particularly well, generating $6 million of FFO in the quarter. Our focus in Latin America continues to be extending the average duration of our power purchase agreements where power price volatility provides opportunities to enhance and stabilize future revenues. In this regard, we signed 17 contracts in the quarter with high-quality, creditworthy counterparties for a total of 312 gigawatt-hours per year. As a result, today our contract profile stands at 9 years and 3 years in Brazil and Colombia, respectively.

In North America, where power prices remain low, we are focused on securing shorter term contracts at our hydroelectric facilities to ensure we retain upside optionality for when we believe prices will improve. Across our hydroelectric fleet in North America, starting next year we have three contracts rolling off for assets that primarily deliver power to markets in the U.S. northeast. Fortunately, these contracts, on a net basis, deliver power at prices in the range of the current market. Therefore, on renewal, we expect minimal impact to our overall revenue. Beyond these contracts, we do not have any material PPA maturities in North America until 2029.

Our wind and solar segments generated a combined $62 million of FFO, as we continue to generate stable revenues from these assets and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. We also continue to execute on opportunistic O&M outsourcing agreements aimed at de-risking our portfolios and, where appropriate, delivering cost savings. We are in the process of implementing four such agreements across our portfolio, all of which provide attractive availability guarantees and a more comprehensive scope than what is currently in place.

Balance Sheet and Liquidity

Our liquidity position remains robust, with over $3 billion of total available liquidity. During the quarter, we bolstered our liquidity position, by executing on key financing and capital raising initiatives, all while maintaining a low-risk balance sheet.

Our balance sheet has a BBB+ investment grade rating, no material maturities over the next five years, an average overall debt duration of 10 years, and 80% of our financings are non-recourse to BEP. So far this year, we have executed $1.4 billion of financings across the business, and we continued to advance our green financing initiatives. We further diversified our sources of capital by issuing our inaugural green perpetual preferred units for $200 million at 5.25% in the U.S. market. Additionally, in early April, we took advantage of strong investor demand for our offerings by issuing approximately C$350 million of ten-year corporate green bonds at approximately 3.5%. In aggregate, we will have completed $2.8 billion in green financing initiatives over the last two years.

We also continued to execute our capital recycling strategy of selling mature, de-risked or non-core assets to lower cost of capital buyers and redeploying the proceeds into higher yielding opportunities. During the quarter, we completed the sale of our solar assets in Thailand that we had acquired through our investment in TerraForm Global, for proceeds of $94 million ($29 million net to BEP), allowing us to realize an over 30% return on our original invested capital.

We also have limited exposure to foreign exchange volatility as we employ a disciplined hedging strategy where we hedge developed market exposure and opportunistically hedge our emerging market exposure, where cost effective. As a result, 25% of our FFO in 2020 is exposed to foreign currency volatility, meaning an overall 10% move in the currencies of markets we operate in (developed or emerging) would have an overall 2.5% impact to our FFO. Indeed, during the quarter, while we saw a dramatic strengthening of the U.S. dollar versus all the foreign currencies in which we operate, the impact on our business was $9 million of FFO or less than 4%.

Distribution Declaration

The next quarterly distribution in the amount of $0.5425 per LP Unit, is payable on June 30, 2020 to unitholders of record as at the close of business on May 29, 2020. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional BEP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and a 13,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $515 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Cara Silverman
Senior Vice President - Communications	Manager - Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	cara.silverman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2020 First Quarter Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on May 6, 2020, 2020 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/z8d43nof or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 9254309. A recording of the teleconference can be accessed through May 13, 2020 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 9254309.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED	March 31		December 31
(MILLIONS)		2020		2019
Assets
Cash and cash equivalents		$294		$115
Trade receivables and other financial assets		1,268		1,172
Equity-accounted investments		1,791		1,889
Property, plant and equipment, at fair value		27,873		30,714
Goodwill		662		821
Deferred income tax and other assets		775		980
Total Assets		$32,663		$35,691
Liabilities
Corporate borrowings		$2,002		$2,100

Borrowings which have recourse only to assets they finance		8,269		8,904
Accounts payable and other liabilities		1,940		2,019
Deferred income tax liabilities		4,095		4,537
Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$7,760		$8,742
General partnership interest held by Brookfield	60		68
Participating non-controlling interests – Redeemable/Exchangeable units held by Brookfield	2,923		3,315
Preferred equity	551		597
Preferred limited partners' equity	1,028		833
Limited partners' equity	$4,035	16,357	$4,576	18,131
Total Liabilities and Equity		$32,663		$35,691

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenues	$792	$825
Other income	10	8
Direct operating costs	(261)	(254)
Management service costs	(31)	(21)
Interest expense – borrowings	(162)	(173)
Share of (loss) earnings from equity-accounted investments	(16)	32
Foreign exchange and unrealized financial instrument gain (loss)	20	(18)
Depreciation	(206)	(200)
Other	(8)	(2)
Income tax expense
Current	(19)	(24)
Deferred	1	(20)
	(18)	(44)
Net income	$120	$153
Net income attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$83	$94
General partnership interest held by Brookfield	—	—
Participating non-controlling interests – Redeemable/Exchangeable units held by Brookfield	8	18
Preferred equity	7	6
Preferred limited partners' equity	12	10
Limited partners' equity	10	25
	$120	$153
Basic and diluted earnings per LP Unit	$0.06	$0.14

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31 (MILLIONS)	2020	2019
Operating activities
Net income	$120	$153
Adjustments for the following non-cash items:
Depreciation	206	200
Unrealized foreign exchange and financial instrument loss	(21)	20
Share of earnings from equity-accounted investments	16	(32)
Deferred income tax expense	(1)	20
Other non-cash items	22	17
Net change in working capital	13	(11)
	355	367
Financing activities
Commercial paper and corporate credit facilities, net	39	(696)
Non-recourse borrowings, net	(95)	5
Capital contributions from participating non-controlling interests – in operating subsidiaries	7	247
Issuance of preferred limited partnership units	195	126
Repurchase of LP Units	—	(1)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(77)	(134)
To preferred shareholders	(7)	(6)
To preferred limited partners' unitholders	(11)	(9)
To unitholders of Brookfield Renewable or BRELP	(182)	(171)
Borrowings from related party, net	—	355
	(131)	(284)
Investing activities
Investment in property, plant and equipment	(53)	(29)
Disposal of subsidiaries, associates and other securities, net	84	5
Restricted cash and other	(60)	(55)
	(29)	(79)
Foreign exchange gain (loss) on cash	(12)	—
Cash and cash equivalents
Increase (decrease)	183	4
Net change in cash classified within assets held for sale	(4)	—
Balance, beginning of period	115	173
Balance, end of period	$294	$177

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	3,722	3,849	3,233	3,300	$265	$262	$198	$195	$156	$152	$76	$67
Brazil	1,227	1,090	988	980	61	65	47	49	41	40	25	17
Colombia	709	765	798	798	60	62	36	38	25	26	23	20
	5,658	5,704	5,019	5,078	386	389	281	282	222	218	124	104
Wind
North America	831	850	944	960	60	63	48	48	29	29	(12)	4
Europe	221	274	253	308	22	28	13	20	11	17	(11)	11
Brazil	68	106	126	119	4	7	3	5	1	2	(3)	(3)
Asia	90	39	100	38	6	2	5	1	3	1	2	(1)
	1,210	1,269	1,423	1,425	92	100	69	74	44	49	(24)	11
Solar	240	199	275	195	49	38	36	32	18	18	(10)	9
Storage & Other	56	74	—	—	18	24	8	11	6	7	1	—
Corporate	—	—	—	—	—	—	(3)	(4)	(73)	(65)	(73)	(81)
Total	7,164	7,246	6,717	6,698	$545	$551	$391	$395	$217	$227	$18	$43

The following table reconciles net income attributable to Unitholders and earnings per unit, the most directly comparable IFRS measures, to FFO, and FFO per unit, both non-IFRS financial metrics for the three months ended March 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Net income attributable to:
Limited partners' equity	$10	$25	$0.06	$0.14
General partnership interest held by Brookfield	—	—	—	—
Participating non-controlling interests – Redeemable/Exchangeable units held by Brookfield	8	18	—	—
Net income attributable to Unitholders	$18	$43	$0.06	$0.14
Adjusted for proportionate share of:
Depreciation	172	157	0.55	0.50
Foreign exchange and unrealized financial instruments loss	1	18	—	0.06
Deferred income tax expense (recovery)	6	(24)	0.02	(0.08)
Other	20	33	0.07	0.11
FFO	$217	$227	$0.70	$0.73
Distributions attributable to:
Preferred limited partners' equity	12	10
Preferred equity	7	6
Current income taxes	11	10
Interest expense – borrowings	113	121
Management service costs	31	21
Proportionate Adjusted EBITDA	$391	$395
Attributable to non-controlling interests	227	257
Consolidated Adjusted EBITDA	$618	$652
Weighted average units outstanding(1)			311.3	311.1
(1) Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding the expected proceeds from opportunistically recycling capital, as well as the benefits from acquisitions and Brookfield Renewable’s global scale and resource diversity. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions, including the proposed TERP acquisition; uncertainties as to whether TERP’s stockholders not affiliated with Brookfield Renewable will approve any transaction; uncertainties as to whether the other conditions to the TERP acquisition will be satisfied or satisfied on the anticipated schedule; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions, including the proposed TERP acquisition; weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public  policy  changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable and other risks and factors that are described therein and that are described in the Brookfield Renewable's and BEPC's registration statement on Form F-1/F-4 filed in connection with the distribution of BEPC’s class A shares and the TERP acquisition and the preliminary prospectus filed with the securities regulators in Canada qualifying the distribution of BEPC's class A shares.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit used by other entities. We believe that Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, FFO and FFO per Unit to the most directly comparable IFRS measure, please see “- Reconciliation of non-IFRS measures” below and “PART 4 - Financial Performance Review on Proportionate Information - Reconciliation of non-IFRS measures” included in our Management’s Discussion and Analysis for the three months ended March 31, 2020. Normalized FFO assumes long-term average generation in North America and Europe and uses 2019 foreign currency rates and management service costs. For the three months ended March 31, 2020, the change related to long-term average generation which totaled $(24) million (2019: $(26) million) and the change to foreign currency and management service costs which totaled $9 million and $10 million, respectively.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.